

05044387

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III amended

SEC FILE NUMBER
8- 65958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2003 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Custom Equity Research Inc dba Summer Street Research Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Summer Street
(No. and Street)

Boston (City) Massachusetts (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Sussman 603-434-3594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tiedemann & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

65 Walnut Street (Address) Wellesley Hills (City) Massachusetts (State) 02481 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alfred J. Sollami, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Custom Equity Research, Inc. dba Summer Street Research Partners, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

On this 16th day of Sept, 2005, I certify that the above or attached document is a true, exact, complete, and unaltered copy made by me of MA DL (describe document), presented to me by

Kirsten Summers Joseph
Notary Public
Commonwealth of Massachusetts
My Commission Expires June 11, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Custom Equity Research, Inc. dba Summer Street Research Partners

Report Pursuant to Rule 17a-5(d)

For the Year Ended December 31, 2004


SEC MAIL PROCESSING
RECEIVED
SEP 2 6 2005
WASH, D.C. 192 SECTION

Tiedemann & Associates, P.C.
Certified Public Accountants

Tiedemann & Associates, P.C.
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholders of
Custom Equity Research, Inc. dba Summer Street Research Partners

We have audited the accompanying statement of financial condition of Custom Equity Research, Inc. dba Summer Street Research Partners as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the period December 1, 2003 (inception of operation as a registered broker/dealer) through December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Custom Equity Research, Inc. dba Summer Street Research Partners as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The information contained in the supporting schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Tiedemann & Associates PC

Wellesley Hills, Massachusetts
February 28, 2005

65 Walnut Street • Wellesley Hills, MA 02481 • Telephone 781-235-1099 • Fax 781-235-7449

Custom Equity Research, Inc. dba Summer Street Research Partners
Statement of Financial Condition
December 31, 2004

ASSETS		
Cash and cash equivalents	$	44,750
Deposits with clearing organization		1,804,365
Commissions receivable		35,953
Other trade receivables		30,538
Advances to employees		30,926
Furniture, equipment, and leasehold improvements, net of depreciation		85,292
Security deposits		45,439
Prepaid expenses		8,371
TOTAL ASSETS	$	2,085,634
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at market value	$	187,250
Accrued payroll		547,226
Accounts payable and accrued expenses		107,825
Total Liabilities		842,301
Stockholders' Equity		
Common Stock, Class A authorized 2,000 shares, $1 par value 900 shares issued and outstanding		900
Additional paid in capital		899,100
Retained Earnings		343,333
Total Stockholders' Equity		1,243,333
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,085,634

See accompanying notes to financial statements

Custom Equity Research, Inc. dba Summer Street Research Partners
Statement of Changes in Stockholders' Equity
For The Period December 1, 2003 through December 31, 2004

	Common Stock	Common stock Class A issued par value $1	Additional Paid In Capital	Stock Subscription Receivable	Retained Earnings
Balances at December 1, 2003	900	$900	$899,100	($225,000)	($347,058)
Additional stock issued	0	0	0		
Payment of Subsription Receivable				225,000	
Net Income					690,391
Less: Distributions to Shareholders					0
Balances at December 31, 2004	900	$900	$899,100	$0	$343,333

See accompanying notes to financial statements

Custom Equity Research, Inc. dba Summer Street Research Partners
Statement of Income
For The Period December 1, 2003 to December 31, 2004

Revenues		
Commissions	$	5,568,179
Trading and investment income		(27,451)
Research income		341,993
Total Revenues		5,882,721
Expenses		
Payroll		3,041,655
Medical consultant fees		591,500
Trade execution costs		451,783
Professional fees		333,103
Travel and entertainment		209,753
Payroll taxes		115,097
Communication fees		74,079
Exchange fees and quotation services		69,706
Office expenses		67,343
Rent		59,033
Employee benefits		50,020
Dues and subscriptions		39,804
Recruiting fees		29,290
Licenses and permits		25,190
Depreciation and amortization		15,961
Errors and settlements		12,209
Insurance		4,503
Total Expenses		5,190,029
Net Income before Income Tax		692,692
State Income (Excise) Tax		(2,301)
Net Income	$	690,391

Custom Equity Research, Inc. dba Summer Street Research Partners
Statement of Cash Flows
For The Period December 1, 2003 through December 31, 2004

Cash Flows From Operating Activities:		
Net Income	$	690,391
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		15,961
Changes in assets and liabilities		
Deposits with clearing organization		(1,804,365)
Receivable from clearing organization		(35,953)
Securities sold, not yet purchased, net		187,250
Other trade receivables		(30,538)
Advances to employees		(30,926)
Security deposits		(39,159)
Prepaid expenses		(8,371)
Accrued compensation, employee benefits and payroll taxes		547,226
Accounts payable and accrued expenses		84,111
Net Cash Provided By (Used In) Operating Activities		(424,373)
Cash Flows From Investing Activities:		
Purchases of furniture, equipment, and leasehold improvements		(55,537)
Net Cash Provided by (Used In) Investing Activities		(55,537)
Cash Flows From Financing Activities:		
Payment of stock subscription receivable		225,000
Net Cash Provided by (Used In) Financing Activities		225,000
Net Increase (Decrease) in Cash and Cash Equivalents		(254,910)
Cash and Cash Equivalents at December 1, 2003		299,660
Cash and Cash Equivalents at December 31, 2004	$	44,750
Supplemental cash flows disclosures:		
Income tax payments (State excise tax)	$	2,864
Interest paid	$	0

Custom Equity Research, Inc. dba Summer Street Research Partners
Notes to Financial Statements
December 31, 2004

The Company was incorporated in December 2002 in the state of Delaware. On December 10, 2003, the Company's application for membership with the National Association of Securities Dealers was granted and the Company commenced operations as a broker/dealer on December 19, 2003. The Company is registered with the Securities and Exchange Commission as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934. As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through another broker/dealer.

1. *Significant Accounting Policies*

Securities Transactions and Commissions
Securities transactions and the related revenue and expenses, including commission revenues and expenses, are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis on the records of the clearing broker.

Marketable securities are valued at market value. At December 31, 2004, all securities sold, not yet purchased were common stocks.

Research Income
The Company generates research reports to various institutions. Although the reports are issued without obligation, certain institutions will pay the Company for the research in amounts that the institution deems appropriate.

Deposits with Clearing Organization

The Company is required to maintain at least $200,000 in cash, securities, or a combination of both at all times in accounts at the clearing broker. All Company proprietary accounts are available to meet the deposit requirement.

Advances to Employees
Certain advances against commissions have been advanced to employees in anticipation of their continued employment and generation of commission revenue. The advances are not collateralized and may be forgiven at some future date upon reaching specified productivity goals.

Depreciation and Amortization
Furniture and equipment are recorded at cost and depreciated on a straight-line basis over five years, the estimated useful lives of the respective assets.
Leasehold improvements are amortized over the remaining lease term.

Taxes
Under the provisions of the Internal Revenue Code, the Company is an S Corporation which provide that, in lieu of federal and certain state corporate income taxes, the stockholders are taxed on their proportionate share of the taxable income.

The Company reports under the provisions of Statement of Financial Standards No. 109, "Accounting for Income Taxes"(SFAS 109), which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred taxes have not been provided as it is not anticipated that the Company will have any income tax liability in the future under the federal and state laws regarding the taxation of S Corporations.

Custom Equity Research, Inc. dba Summer Street Research Partners
Notes to Financial Statements
December 31, 2004

1. *Significant Accounting Policies (continued)*

Concentration of Credit Risk
The Company occasionally maintains deposits in excess of federally insured limits. The Company derives most of its income through commissions paid by customers on transactions executed through Speer, Leeds & Kellogg, L.P. Statement of Financial Accounting Standards No. 105 identifies these items as concentrations of credit risk requiring disclosure, regardless of the degree of risk. The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Speer, Leeds & Kellogg, L.P. are credited to the Company's account at settlement date.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Accordingly, actual results could differ from those estimates.

2. *Furniture, Equipment and Leasehold Improvements*

At December 31, 2004, furniture, equipment and leasehold improvements, summarized by major classification, were as follows:

Equipment	$ 81,674
Leasehold Improvements	28,970
	$ 110,644
Less: Accumulated Depreciation and Amortization	(25,352)
	$ 85,292

3. *Income Taxes*

During 2004, the Company, using the cash method for income tax purposes, recognized taxable income that will be allocated to the shareholders of the Company. The Company is subject to state excise tax on net worth. For the year, the Company has incurred a tax of $2,301.

The 2004 provision for income taxes consists of the following:

Current state taxes	$ 2,301
Deferred state taxes	0
Total income tax expense	$ 2,301

4. *Common Stock*

The Company has authorized three different classes of stock, but only one class is issued and outstanding. The only class issued and outstanding is Class A Common Stock. Of 2,000 authorized shares, 900 shares of $1 par value shares have been issued to the founding stockholders for aggregate proceeds of $900,000. The Company does not anticipate issuing the other two classes of authorized stock.

Custom Equity Research, Inc. dba Summer Street Research Partners
Notes to Financial Statements
December 31, 2004

5. Affiliated Company Transactions and Concentration of Risk

The Company has a service agreement with Medical Consultant Referral, Inc.(MCRI), to provide certain investment research services to the Company. Although independent in ownership, the Company pays certain expenses associated with and provides facilities for the use of MCRI. During the period December 1, 2003 to December 31, 2004, the Company incurred expenses of $591,500 payable to MCRI.

6. Contingent Liabilities

During 2003, certain principals of the Company became engaged in a dispute with their former employer involving claims against the principals alleging damages of five million dollars. Various principals have asserted claims against their former employer. Although not a named defendant in the dispute, management believes it is in the best interests of the Company to pay these legal expenses as the continued involvement of the principals is critical to the continued success of the Company. Management has indicated its plans to vigorously contest this suit and believes that the loss, if any, resulting from the suit will not have a material impact on the Company's financial position, results of operations, or cash flows in future years.

7. Commitments

The Company leases office facilities, equipment and vehicles under various non-cancelable operating leases. The lease for the office space requires minimum annual rental payments plus increases for operating cost escalation. Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31, are as follows:

2005	$ 110,705
2006	191,255
2007	191,255
2008	191,255
2009	191,255
2010-2011	255,007
	$1,130,732

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $992,448, which was $892,448 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .66 to 1.

9. Reserve Requirement Pursuant to Rule 15c3-3

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k)(2)(B) as all transactions with and for customers are cleared by other brokers on a fully disclosed basis.

Custom Equity Research, Inc. dba Summer Street Research Partners
Computation of Net Capital Under Rule 15c3-1
December 31, 2004

Schedule I

Stockholders' Equity per Statement of Financial Condition	$	1,243,333
Add:		
Less: non-allowable assets		
Advances to employees		(30,926)
Other trade receivables		(30,538)
Furniture, equipment, and leasehold improvements		(85,292)
Security deposits		(45,439)
Prepaid expenses		(8,371)
Non-allowable Assets		(200,566)
Net capital before haircuts on securities positions		1,042,767
Haircuts on securities - marketable equity securities		(28,088)
Undue concentration		(22,231)
Net Capital	$	992,448
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	107,825
Accrued compensation, employee benefits and payroll taxes		547,226
Aggregate Indebtedness	$	655,051
Minimum Net Capital Required	$	100,000
Excess Net Capital	$	892,448
Excess Net Capital at 1000% (Net Capital less 10% of Aggregate Indebtedness)		926,943
Ratio of Aggregate Indebtedness to Net Capital		.66 to 1
Reconciliation with Company's Computation		
Net capital, as reported in Company's Part II FOCUS Report	$	340,119
Reclassify receivables aged over 30 days to deposits with clearing organization		700,604
Increase allowable commissions receivable		35,953
Additional accrued expenses		(102,073)
Adjust accrued payroll		17,845
Net Capital Per Above	$	992,448

Tiedemann & Associates, P.C.
Certified Public Accountants

To the Board of Directors of
Custom Equity Research, Inc. dba Summer Street Research Partners

In planning and performing our audit of the financial statements of Custom Equity Research, Inc. dba Summer Street Research Partners (the Company), for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debit) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in

65 Walnut Street • Wellesley Hills, MA 02481 • Telephone 781-235-1099 • Fax 781-235-7449

accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Wellesley Hills, Massachusetts
February 28, 2005